

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH. D.C.
210
SECTION

SEC FILE NUMBER
8- 18104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2006 (MM/DD/YY) AND ENDING 3/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street 20th Floor
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Marino 312-261-7102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

One North Wacker Drive 14th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUL 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, F. Kemper Cagney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Securities Inc, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public


NOTARY PUBLIC STATE OF ILLINOIS
"OFFICIAL SEAL"
LAURA M SCOTT
COMMISSION EXPIRES 01/31/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Man Securities Inc:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, of changes in subordinated borrowings and of cash flows present fairly, in all material respects, the financial position of Man Securities Inc (the "Company") at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2007

Man Securities Inc
Statement of Financial Condition
March 31, 2007

Assets		
Cash	$	13,453,900
Cash segregated under Federal regulations		71,181,300
Securities purchased under agreements to resell		5,228,922,300
Due from brokers, dealers and clearing organizations		59,573,400
Due from customers and noncustomers, net		28,658,300
Securities borrowed		1,539,688,200
Securities owned, at fair value		438,408,400
Due from affiliates		309,710,800
Memberships in exchanges, at cost (market value of $1,911,500)		422,400
Fixed assets and computer equipment (net of accumulated depreciation of $87,600)		144,700
Accounts receivable and other assets, net		22,466,100
Total assets	$	7,712,629,800
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	3,749,621,700
Due to brokers, dealers and clearing organizations		107,947,000
Due to customers and noncustomers		137,994,700
Securities loaned		1,653,350,500
Securities sold, not yet purchased, at fair value		699,684,300
Due to affiliates		1,229,131,700
Accounts payable and accrued liabilities		15,177,100
Total liabilities		7,592,907,000
Commitments and contingent liabilities (Note 13)		
Subordinated borrowings		60,000,000
Stockholder's equity		
Common stock, $.01 par value; 3,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		60,499,990
Accumulated deficit		(777,200)
Total stockholder's equity		59,722,800
Total liabilities and stockholder's equity	$	7,712,629,800

The accompanying notes are an integral part of these financial statements.

END